SUB ITEM 77E - LEGAL PROCEEDINGS
On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock
Fund  filed a class action in the United States District Court of the Western
 District  of Pennsylvania against Mellon Financial Corporation, Mellon  Bank,
 N.A.,  The  Dreyfus  Corporation, Founders  Asset  Management  LLC,  and  the
 directors  of all or substantially all of the Dreyfus Funds and  the  Dreyfus
 Founders Funds, on behalf of a purported class and derivatively on behalf  of said  funds, alleging violations of Sections 34(b), 36(b), and 48(a)  of  the
 Investment Company Act of 1940, Section 215 of the Investment Advisers Act of
 1940,  and common law claims.  The action seeks to recover allegedly improper and  excessive  Rule  12b-1 and advisory fees charged to  various  funds  for
 marketing  and  distribution  services.   More  specifically,  the  Plaintiff
 claims,  among  other  things, that 12b-1 fees and  directed  brokerage  were improperly  used  to  pay brokers to recommend Dreyfus and  Dreyfus  Founders
 Funds  over  other  funds,  and  that such payments  were  not  disclosed  to investors.  In addition, Plaintiff asserts that economies of scale and softdollar  benefits were not passed on to investors.  Plaintiff further alleges that  12b-1  fees charged to certain funds that were closed to new investors were  also  improper. The complaint seeks compensatory and punitive damages, recission  of  the advisory contracts, an accounting and restitution of  any lawful  fees,  as well as an award of attorneys' fees and litigation.
		These actions  will be defended vigorously, and we believe they are totally without merit.